Or-Ion Products, Inc.
1431 Greenway Drive, Ste 220
Irving, TX  75038

October 22, 2009

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:  Form S-1 on Form S-1/A
        Request for Withdrawal of Registration Statement
        Filed on December 12th 2008
        Commission File No 333-156220

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Or-Ion Products, Inc., a Texas corporation (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, subsequently filed on Form S-1/A, File No. 333-156220, together with all exhibits thereto(the "Registration Statement").  The Registration Statement was originally filed with the U. S. Securities and Exchange Commission on December 12th 2008.

The registration statement has not been declared effective.  No sales of the Company's common stock have been, or will be made pursuant to the registration statement.  This request for withdrawal is being filed because the Company's Registration Statement is deficient in its compliance with the applicable disclosure requirements.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact me at (817)200-7366.  Thank you for your attention to this matter.

Respectfully yours,

Or-Ion Products, Inc.

By: /s/ Douglas Pignatelli
       Douglas Pignatelli
       Interim President/Chairman